Filed by HealthTronics Surgical Services, Inc.

pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: HealthTronics Surgical Services, Inc.

Commission File No.: 000-30406

NASDAQ: PMSI

NASDAQ: HTRN

This presentation contains forward-looking statements, including those regarding Prime Medical Services, Inc. (“PMSI”) and HealthTronics Surgical Services, Inc. (“HTRN”), their respective subsidiaries and the services they provide. Investors are cautioned that all such statements involve risks and uncertainties. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. PMSI and HTRN undertake no obligation to publicly revise these forward-looking statements. Please refer to our press release announcing this transaction and our SEC filings for a discussion of risks related to forward-looking statements.

TRANSACTION OVERVIEW

• Signed Merger Agreement June 11, 2004

• Subject to:

Shareholder Approvals from Both Companies

Customary Regulatory Approvals

• 1:1 stock Exchange Ratio

PMSI Shareholders to Receive one HTRN Share for Each PMSI Share

• Merged Entity to be called HealthTronics, Inc.

• Austin Headquarters

• Significant Synergies and Strategic Value

BOARD & SENIOR MANAGEMENT

Board of Directors

6 PMSI Nominees

4 HTRN Nominees

1 Joint Nominee

Argil Wheelock, M.D. – Chairman Ken Shifrin – Vice Chairman

Brad Hummel – CEO & President

John Barnidge – CFO & Sr. V.P.

Pro Forma Supplemental Financial Information

For the Year Ended December 31, 2004

ProForma

(In millions, except per share data)

2004

Annual

Summary of Projections: Combined Operations PMSI HTRN Synergies Combined

Revenues $ 188.3 $ 111.9 $ 300.2

Adjusted EBITDA $ 32.0 $ 12.5 $ 10.0 $ 54.5

Net Income $ 9.9 $ 2.9 $ 6.2 $ 19.0

EPS $ 0.47 $ 0.23 $ 0.57

Number of Shares 20,866 12,441 33,307

Pro Forma Supplemental Financial Information

For the Year Ended December 31, 2004

ProForma

(In millions, except per share data)

2004 Pro Forma

Segment Information PMSI HTRN Combined

Revenues:

Lithotripsy $ 70.8 $62.7 $ 133.5

Vehicle Manufacturing $ 111.9 $ - $ 111.9

BPH & Cryotherapy $ - $8.4 $ 8.4

Orthopaedic Lithotripsy $ - $19.9 $ 19.9

Devices & Other $ 5.6 $20.9 $ 26.5

Total Revenue $ 188.3 $ 111.9 $ 300.2

MULTIPLE REVENUE SOURCES

(Combined Pro Forma)

Medical Devices Other

9% 1%

Lithotripsy

44%

Specialty

Vehicles

36%

Prostatic Orthopaedic

3% Lithotripsy

7%

PRO FORMA BALANCE SHEET METRICS

Consolidated Balance Sheets

As of March 31, 2004

(In millions, except ratios and percentages)

PMSI HTRN Combined

Assets

Current Assets $ 77.8 $ 44.0 $ 121.8

Property & Equipment, net $ 28.1 $ 22.7 $ 50.8

Other Assets $ 195.0 $ 65.1 $ 260.1

Total Assets $ 300.9 $ 131.8 $ 432.7

Liabilities & Stockholders’ Equity

Total Current Liabilities $ 40.1 $ 41.8 $ 81.9

Long-Term Debt, net of current portion $ 108.1 $ 9.4 $ 117.5

Other Long-Term Liabilities $ 20.3 $ 4.5 $ 24.8

Total Liabilities $ 168.5 $ 55.7 $ 224.2

Minority Interest $ 7.0 $ 30.3 $ 37.3

Total Stockholders’ Equity $ 125.4 $ 45.8 $ 171.2

Total Liabilities & Stockholders’ Equity $ 300.9 $ 131.8 $ 432.7

PMSI HTRN Pro Forma(a)

Total Debt $ 111.3 $33.3 $ 144.6

Total Debt / 2004P EBITDA 3.35x 2.66x 2.46x

Net Debt / 2004P EBITDA 2.95x 1.83x 2.05x

Debt / Total Capitalization 45.7% 30.4% 40.5%

(a) After synergies

UROLOGY SERVICES

• Significant Industry Reach and Breadth

Approximately 35% Market Share in Lithotripsy

Operations in 47 States

More than 3,000 Physician Users

70,000 Lithotripsy Procedures

6,000 Prostate Therapy Procedures

• Expanding the Urology Platform

Leveraging the Provider Network

– TUMT

– Cryotherapy

– HIFU

– Urology Surgery Centers

– Anatomic Pathology

UROLOGY SERVICES

• Enhanced Vertical Urology Delivery

Litho Partnerships

Litho Fee for Service Network

Lithotripsy Devices

– Medstone STS

– HMT Diamond

Urology Tables

Nationwide Service & Maintenance

UROLOGY SERVICES

• Market Drivers

Technology

– Innovation Leads Patient Demand

Delivery System Shift

– Procedure Migration to the ASC and Office

Demographics

– Aging Population and the Informed Patient

PRIME MEDICAL

HEALTHTRONICS SURGICAL SERVICES, INC.

ORTHOPAEDIC LITHOTRIPSY

- Shock Wave Therapy for Musculoskeletal Injury
  - Plantar Fasciitis (Heel Spur)
  - Lateral Epicondilitis (Tennis Elbow)
- Leading Edge Position
  - Patented Technology (OssaTron™ Device)
  - FDA Approvals
- Key Long-Term Growth Driver
  - 3-4 Million New Cases per Year
- Accelerating Payor Acceptance
  - Insurance Covered Population Approximately 36 Million
  - Reimbursement Range $2,000 - $2,500 per Treatment

12

SPECIALTY VEHICLE MANUFACTURING

• Leadership Position

• Strong Outlook in Homeland Security & Broadcast

• Backlog Reveals Strengthening Segment

10% increase from 12/31/03 h 58% rise from 3/31/03

• Plant Consolidation, Fourth Quarter 2004

Expect $2 Million Annual Cost Savings

• “Debt-free” Segment

SUMMARY OF MERGER BENEFITS

Market Prominence

Diverse Revenue Streams

Expanded Physician Network

Vertical Sales Opportunity

Improved Capital Structure

Accretive